

Andrée Ng

Co-Founder at BluMartini Inc.

San Francisco Bay Area

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BluMartini Inc.

 **Stanford University**

 See contact info

 500+ connections

Customer-centric leader bringing products and services to life. I face every challenge with the mind of an engineer and the drive of an entrepreneur. I'm highly agile and adaptive, with a drive and passion for finding efficient and effective solutions and strategies. I rely on empirical data and contemporary res...

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Experience

Co-Founder
BluMartini Inc.

Jun 2017 – Present · 1 yr 3 mos

San Francisco, CA

The Premier Mobile Stock Trading App with Zero Commissions.

It's Simply Investing Made Easy.

https://blumartini.com/

 **BluMartini Inc.**

CTO
Optimal Solutions Technologies

Nov 2012 – May 2017 · 4 yrs 7 mos

San Francisco Bay Area

● Design, develop, and distribute efficient, cost-effective, and environmentally-safe smart ventilation systems
● Marketed product to angel investors and successfully raised $5M in seed funding
● Ensured clients' understanding of OST's operational process and product functi... See more

 ### Co-Founder
Kinecxus

Aug 2011 – Oct 2012 · 1 yr 3 mos

San Francisco Bay Area

● A location-based mobile advertisements and daily deals that could be sent to iOS and Android devices
● Worked with engineers to integrate ads and daily deals based on stores and products that people "liked" on... See more

 **Co-Founder**

Sonewe, LLC

Jan 2009 – Jul 2011 · 2 yrs 7 mos

Fremont, CA

● A professional networking and job search application
● Designed and enabled realtime interaction with your networks while also receiving uptodate job availabilities
based on your preferences and search history... See more

 **Technology Consultant**

Accenture

Feb 2008 – Feb 2009 · 1 yr 1 mo

San Francisco Bay Area

● Managed IT projects in Financial Services, Electronics & High Tech, and Public Services
● Created technical and business strategies alongside the client team
● Developed technical roadmaps and led the clients' product development teams
● Delivered information management, data warehouse, and business intelligence s... See more

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Education

 **Stanford University**

Advanced Project Management

 **Stanford University**

Management Science & Engineering (MS&E)

 **University of California, Santa Barbara**

Master's Degree, Electrical Engineering

Activities and Societies: Tau Beta Pi, Eta Kappa Nu, IEEE

- Optoelectonics & Photonics
- Quantum Physics
- Semiconductor Physics

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Volunteer Experience

 **Volunteer**

Children's Hospital Oakland

Jan 2014 – Jan 2014 • 1 mo

Children



